Capital Management Investment Trust 485BPOS

Exhibit 99.(d)(3)

SCHEDULE A

As Amended on January 5, 2000*

and Restated on March 30, 2018**

INVESTMENT ADVISOR’S COMPENSATION SCHEDULE

●

For the services delineated in the INVESTMENT ADVISORY AGREEMENT and rendered to the CAPITAL MANAGEMENT SMALL-CAP FUND, the Advisor shall be compensated monthly, as of the last day of each month, within five business days of the month end, a fee based upon the daily average net assets of the Fund according to the following schedule.

Fund commenced operations on January 12, 1999

Net Assets	Annual Fee
On the first $100 million	1.00%
On the next $150 million	0.90%
On the next $250 million	0.85%
On all assets over $500 million	0.80%

*

As amended to reflect the termination of the Capital Management Energy Fund’s and the Capital Management Mid-Cap Fund’s Investment Advisory Agreement on November 10, 1999.

**

Restated to change the name of the Capital Management Small Cap Fund to the Wellington Shields Small-Cap Fund.